Filed by: Enersis Américas S.A. (Commission File No.: 001-12440) pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended

Subject Company: Endesa Américas S.A. (Commission File No.: 001-37724)

Form F-4 Registration No. 333-211405

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12440

ENERSIS AMÉRICAS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

EXPLANATORY NOTE

The pro forma consolidated statement of financial position of Enersis Américas S.A. (“Enersis Américas”) and historical interim consolidated financial statements of Enersis Américas and Endesa Américas S.A. (“Endesa Américas”) as of June 30, 2016 that are included in this Report on Form 6-K of Enersis Américas have not been examined, audited or reviewed in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The pro forma consolidated statement of financial position and historical unaudited interim consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). In addition, the unaudited pro forma consolidated statement of financial position as of June 30, 2016 has been prepared in accordance the requirements of the Chilean Superintendency of Securities and Insurance (the “SVS”) and has not been prepared in accordance with Article 11 of Regulation S-X of the SEC’s rules. The unaudited pro forma consolidated statement of financial position and historical unaudited interim consolidated financial statements are being filed on Form 6-K because they have been made publicly available in Chile to shareholders under Chilean law in connection with the proposed merger of Endesa Américas and Chilectra Américas S.A. with and into Enersis Américas, with Enersis Américas surviving under the name “Enel Américas S.A.”

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas and Endesa Américas.

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the SEC a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enersis@enel.com. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

The following information shall be incorporated by reference into the Registration Statement on Form F-4 of Enersis Américas S.A. (Registration No. 333-211405).

Exhibit

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2016 of Enersis Américas

99.2	Unaudited Interim Consolidated Financial Statements as of June 30, 2016 of Endesa Américas

99.3	Unaudited Pro Forma Consolidated Statement of Financial Position as of June 30, 2016 of Enersis Américas, after giving effect to the merger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galan
Title: Chief Financial Officer

Dated: August 11, 2016